UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER 001-14157
CUSIP NUMBER
NOTIFICATION OF LATE FILING	879433100

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I — REGISTRANT INFORMATION

Telephone and Data Systems, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

30 North LaSalle Street
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60602
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

An explanation of why the Form 10-Q for the period ended March 31, 2007 could not be filed within the prescribed time period is set forth on Attachment A hereto.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	D. Michael Jack	608	664-8316
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No
	Form 10-K for the year ended December 31, 2006

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A summary of the tentative results of operations for the period ended March 31, 2007 and a comparison of such results to a summary of the results of operations for the same period ended March 31, 2006, prior to any adjustments from the restatement discussed below, and an explanation of material anticipated changes between such periods, are attached hereto as Attachment B.  However, until the restatement and Form 10-Q for the period ended March 31, 2007 are filed, there can be no assurance that the final results will not differ materially from such tentative results.  Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement is attached hereto as Attachment C.

Telephone and Data Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2007	By	/s/ D. Michael Jack
D. Michael Jack Senior Vice President and Corporate Controller (Principal Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A

PART III — NARRATIVE

Telephone and Data Systems, Inc. (“TDS”) is unable to timely file with the Securities and Exchange Commission (“SEC”) its Quarterly Report on Form 10-Q (“Form 10-Q”) for the period ended March 31, 2007 for the reasons set forth below.

On November 6, 2006, TDS and its audit committee determined to restate certain prior financial statements.  As a result of the restatement, TDS delayed the filing of its Form 10-Q for the period ended September 30, 2006.  The restatement and Form 10-Q for the period ended September 30, 2006 were filed with the SEC on February 23, 2007.  However, as a result of the time required to complete the restatement and the delay in such Form 10-Q, TDS was delayed in the completion of its Annual Report on Form 10-K (“Form 10-K”) for the year ended December 31, 2006.

Further, on April 20, 2007, the TDS audit committee determined that TDS should restate its financial results for each of the years ended December 31, 2005 and 2004, each of the quarters ended March 31, June 30 and September 30, 2006 and 2005, and certain selected financial data for 2003 and 2002.  This restatement is primarily related to TDS’s accounting for share repurchases by its over 80% owned subsidiary, United States Cellular Corporation (“U.S. Cellular”).  TDS determined that it should have applied step acquisition accounting with respect to share repurchases by U.S. Cellular primarily in 2000 and 2001.  Although TDS is restating its accounting for U.S. Cellular, TDS is not required to push down the step acquisition accounting for such repurchases to U.S. Cellular’s financial statements.  The restatement of the foregoing financial statements will be reflected in TDS’s Annual Report on Form 10-K for the year ended December 31, 2006, together with the financial statements as of and for the year ended December 31, 2006.

TDS has not completed its assessment of the items to be restated. The adjustments are not expected to affect cash or revenues. The primary effects of the restatement are anticipated to be the restatement of amounts on TDS’s balance sheet, from Capital in Excess of Par Value to Licenses and Goodwill, and the recording of any impairment charges as a result of the additional Licenses and Goodwill that are created in the step acquisition restatement.

As a result of the restatement announced in April 2007, TDS has further delayed the filing of its Form 10-K for the year ended December 31, 2006.  TDS requires additional time to complete its Form 10-K for the year ended December 31, 2006 to complete this restatement as described above.

As a result of the time required to complete the restatement and the delay in such Form 10-K, TDS is delayed in the completion of its Form 10-Q for the period ended March 31, 2007.  Such Form 10-Q is due on May 10, 2007.  Although TDS is extending such date hereby to May 15, 2007 by filing this Form 12b-25 with the SEC, it is not expected that such Form 10-Q will be completed by the extended due date of May 15, 2007.  Accordingly, TDS expects that its Form 10-Q for the period ended March 31, 2007 will not be filed on a timely basis. TDS expects to file such Form 10-Q as soon as possible after it completes the restatement and files its Form 10-K for the year ended December 31, 2006.

The restatement and the delay in the filing of the Form 10-K for the year ended December 31, 2006 and Form 10-Q for the quarter ended March 31, 2006 are defaults under the revolving credit agreement between TDS and certain lenders and under certain forward contracts between a TDS subsidiary and a counterparty.  TDS has received waivers from the lenders and the counterparty under such agreements, provided that TDS files the restatement and Form 10-K for the year ended December 31, 2006 by June 30, 2007 and its Form 10-Q for the quarter ended March 31, 2007 by the earlier of 45 days after filing such Form 10-K or August 14, 2007.  TDS has not failed to make and does not expect to fail to make any scheduled payment of principal or interest under such revolving credit agreements or forward contracts.

In addition, the delay in the filing of the Form 10-K for the year ended December 31, 2006 and in the filing of the Form 10-Q for the quarter ended March 31, 2007 results in non-compliance under TDS’s debt indenture.  However, such non-compliance does not result in an event of default unless and until written notice thereof is delivered by the trustee or sufficient holders of debt and, in any event, such events of default would be cured if TDS files such Form 10-K and/or Form 10-Q, as applicable, within 90 days after any such notice.  As a result, TDS believes that it will be able to file its Form 10-K and Form 10-Q in sufficient time to avoid any event of default maturing into a default under the indenture.  TDS has not failed to make and does not expect to fail to make any scheduled payment of principal or interest under such indentures.

TDS equity is listed on the American Stock Exchange (“AMEX”).  As a result of the failure by TDS to file its Form 10-K for the year ended December 31, 2006 and its Form 10-Q for the quarter ended March 31, 2007 on a timely basis, and the failure to distribute its annual report to shareholders by April 30, 2007, TDS is not in compliance with AMEX listing requirements.  On April 23, 2007, TDS submitted a plan to the AMEX to bring it into compliance with AMEX listing requirements by no later than August 14, 2007.  The AMEX approved such plan on April 30, 2007.  TDS expects to restore compliance with AMEX listing requirements when it files its Form 10-K for the year ended December 31, 2006 and its Form 10-Q for the quarter ended March 31, 2007, and when it distributes it 2006 annual report to shareholders.

Also, TDS debt is listed on the New York Stock Exchange (“NYSE”).  As a result of the delay in the filing of Form 10-K for the year ended December 31, 2006 and its Form 10-Q for the period ended March 31, 2007, TDS will be identified as a late filer with respect to such debt until it is current in its SEC filings.  TDS expects to restore compliance with NYSE listing requirements when it files its Form 10-K for the year ended December 31, 2006 and its Form 10-Q for the quarter ended March 31, 2007.

TDS’s management and audit committee have discussed the matters in this Form 12b-25 with TDS’s independent registered public accounting firm, PricewaterhouseCoopers LLP.

Reference is made to TDS’s Form 8-K dated May 10, 2007 and press release filed therewith for further information.

Attachment B

PART IV — OTHER INFORMATION

Item (3):  Summary of the tentative unaudited results of operations for the quarterly periods ended March 31, 2007 and March 31, 2006, and explanation of any material anticipated changes between such periods:

A summary of the tentative operating data and unaudited results of certain key components of the statement of operations for the three months of 2007, and for the three months of 2006, prior to any adjustment from the restatement, are included in the table below.  However, there can be no assurance that final results will not differ materially from these preliminary results.

	Anticipated Range of Amounts be Reported for three months ended March 31, 2007	As Previously Reported (Prior to any Adjustment from Restatement) for three months ended March 31, 2006
Operating Revenues	$1,145 to $1,165 million	$1,059.1 million
Operating Income	$130 to $150 million	$107.2 million

Stockholders’ equity at March 31, 2007 is estimated to be approximately $3.8 billion.

The increase in operating revenues is related primarily to an increase in the number of wireless customers served and the average revenue per customer. The increase in operating income is primarily due to higher operating revenues and lower operating expenses as a percent of service revenues. There can be no assurance that final results will not differ materially from these preliminary results.

The following includes certain summary operating data for U.S. Cellular and TDS Telecom for the period ended March 31, 2007.

U.S. Cellular

Summary Operating Data

Quarter Ended	3/31/2007	12/31/2006	9/30/2006	6/30/2006	3/31/2006
Consolidated Markets:
All customers -
Customer units	5,973,000	5,815,000	5,729,000	5,704,000	5,633,000
Gross customer unit activations	459,000	389,000	365,000	347,000	434,000
Net customer unit activations	152,000	86,000	25,000	48,000	151,000
Retail customers -
Customer units	5,377,000	5,225,000	5,127,000	5,099,000	5,029,000
Gross customer unit activations	397,000	375,000	353,000	331,000	380,000
Net customer unit activations	146,000	98,000	28,000	49,000	122,000
Cell sites in service	6,004	5,925	5,726	5,583	5,438
Minutes of use (MOU) (1)	783	749	725	719	658
Postpay churn rate per month (2)	1.5%	1.5%	1.6%	1.5%	1.5%

(1)   Average monthly local minutes of use per customer (without roaming).

(2)   Postpay churn rate per month is calculated by dividing the average monthly postpay customer disconnects during the quarter by the average postpay customer base for the quarter.

TDS Telecom Summary Operating Data

Quarter Ended	3/31/2007	12/31/2006	9/30/2006	6/30/2006	3/31/2006
TDS Telecom
ILEC:
Access line equivalents (1)	764,200	757,300	752,100	747,500	742,300
Access lines	610,300	616,500	622,700	628,600	632,100
Dial-up Internet service accounts	73,000	77,100	82,200	86,800	90,800
Digital Subscriber Lines (DSL) Customers	118,000	105,100	94,100	84,000	75,300
Long Distance customers	343,800	340,000	335,100	331,300	327,100

CLEC:
Access line equivalents (1)	455,400	456,200	452,900	450,900	449,200
Dial-up Internet service accounts	10,200	10,200	11,000	11,800	13,500
Percent of access lines on-switch	94.4%	93.0%	92.6%	92.2%	91.7%
Digital Subscriber Lines (DSL) Customers	42,600	42,100	41,000	39,900	38,500

(1)          Access line equivalents are derived by converting high capacity data lines to the estimated capacity of one switched access line.

On April 23, 2007, TDS and U.S. Cellular updated guidance for the year ended December 31, 2007.  There can be no assurance that final results will not differ materially from this guidance.

U.S. Cellular 2007 guidance as of April 23, 2007 is as follows:

Net Retail Customer Additions	375,000 – 425,000
Service Revenues	Approx. $3.5 billion
Operating Income	$375 - $425 million
Depreciation, Amortization & Accretion	Approx. $615 million
Capital Expenditures	$600 - $615 million

TDS Telecom (ILEC and CLEC) operations 2007 guidance as of April 23, 2007 is as follows:

Operating Revenues	$850 - $900 million
Operating Income	$130 - $150 million
Depreciation and Amortization	$155 million
Capital Expenditures	$110 - $130 million

Attachment C

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

SAFE HARBOR CAUTIONARY STATEMENT

This Form 12b-25 contains statements that are not based on historical fact, including the words “believes”, “anticipates,” “intends,” “expects,” and similar words.  These statements constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, the following:

•                       Intense competition in the markets in which TDS operates could adversely affect TDS’s revenues or increase its costs to compete.

•                       Consolidation in the telecommunications industry could adversely affect TDS’s revenues and increase its costs of doing business.

•                       Advances or changes in telecommunications technology, such as Voice over Internet Protocol or WiMAX, could render certain technologies used by TDS obsolete, could reduce TDS’s revenues or increase its costs of doing business.

•                       Changes in the regulatory environment or a failure by TDS to timely or fully comply with any regulatory requirements could adversely affect TDS’s financial condition, results of operations or ability to do business.

•                       Changes in TDS’s enterprise value, changes in the supply or demand of the market for wireless licenses or telephone company franchises, adverse developments in the business or the industry in which TDS is involved and/or other factors could require TDS to recognize impairments in the carrying value of TDS’s license costs, goodwill and/or physical assets.

•                       Early redemptions of debt or repurchases of debt, issuances of debt, changes in prepaid forward contracts, changes in operating leases, changes in purchase obligations or other factors or developments could cause the amounts reported under Contractual or Other Obligations in TDS’s most recent Annual Report on Form 10-K, as updated by the Quarterly Reports on Form 10-Q, to be different from the amounts actually incurred.

•                       Changes in accounting standards or changes in TDS’s accounting policies, estimates and/or in the assumptions underlying the accounting estimates, including those described in Application of Critical Accounting Policies and Estimates included in TDS’s most recent Annual Report on Form 10-K, as updated by Quarterly Reports on Form 10-Q,  could have an adverse effect on TDS’s financial condition or results of operations.

•                       Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending and future litigation could have an adverse effect on TDS’s financial condition, results of operations or ability to do business.

•                       Costs, integration problems or other factors associated with acquisitions/divestitures of properties and/or licenses and/or expansion of TDS’s business could have an adverse effect on TDS’s business, financial condition or results of operations.

•                       A significant portion of TDS’s wireless revenues is derived from customers who buy services through independent agents and dealers who market TDS’s services on a commission basis.  If TDS’s relationships with these agents and dealers are seriously harmed, its wireless revenues could be adversely affected.

•                       TDS’s investments in technologies which are unproven or for which success has not yet been demonstrated may not produce the benefits that TDS expects.

•                       An inability to obtain or maintain roaming arrangements with other carriers on terms that are acceptable to TDS, and/or changes in roaming rates and the lack of standards and roaming agreements for wireless data products, could have an adverse effect on TDS’s business, financial condition or results of operations.

•                       Changes in access to content for data or video services and access to new handsets being developed by vendors, or an inability to manage its supply chain or inventory successfully, could have an adverse effect on TDS’s business, financial condition or results of operations.

•                       A failure by TDS’s service offerings to meet customer expectations could limit TDS’s ability to attract and retain customers and have an adverse effect on TDS’s operations.

•                       A failure by TDS to complete significant network build-out and system implementation as part of its plans to build out new markets and improve the quality and capacity of its network could have an adverse effect on its operations.

•                       A failure by TDS’s wireless business to acquire adequate radio spectrum could have an adverse effect on TDS’s business and operations.

•                       Financial difficulties of TDS’s key suppliers or vendors, or termination or impairment of TDS’s relationships with such suppliers or vendors, could result in a delay or termination of TDS’s receipt of equipment or services, which could adversely affect TDS’s business and results of operations.

•                       An increase in TDS’s debt in the future could subject TDS to various restrictions and higher interest costs and decrease its cash flows and earnings.

•                       An inability to attract and/or retain management, technical, sales and other personnel could have an adverse effect on TDS’s business, financial condition or results of operations.

•                       TDS has significant investments in entities that it does not control.  Losses in the value of such investments could have an adverse effect on TDS’s results of operations or financial condition.

•                       Changes in guidance or interpretations of accounting requirements, changes in industry practice, identification of errors or changes in management assumptions could require amendments to or restatements of financial information or disclosures included in this or prior filings with the SEC.

•                       Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions, changes in TDS’s credit ratings or other factors could limit or restrict the availability of financing on terms acceptable to TDS, which could require TDS to reduce its construction, development and acquisition programs.

•                       Changes in income tax rates, laws, regulations or rulings, or federal or state tax assessments could have an adverse effect on TDS’s financial condition or results of operations.

•                       War, conflicts, hostilities and/or terrorist attacks or equipment failure, power outages, natural disasters or breaches of network or information technology security could have an adverse effect on TDS’s business, financial condition or results of operations.

•                       Changes in general economic and business conditions, both nationally and in the markets in which TDS operates could have an adverse effect on TDS’s business, financial condition or results of operations.

•                       Changes in facts or circumstances, including new or additional information that affects the calculation of potential liabilities for contingent obligations under guarantees, indemnities or otherwise, could require TDS to record charges in excess of amounts accrued in the financial statements, if any, which could have an adverse effect on TDS’s financial condition or results of operations.

•                       A failure to successfully remediate existing material weaknesses in internal control over financial reporting in a timely manner or the identification of additional material weaknesses in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or inadequate disclosures or fail to prevent fraud, which could have an adverse effect on TDS’s business, financial condition or results of operations.

•                       The restatement of financial statements by TDS and related matters, including resulting delays in filing periodic reports with the SEC, could have an adverse effect on TDS’s credit rating, liquidity, financing arrangements, capital resources and ability to access the capital markets, including pursuant to shelf registration statements; could adversely affect TDS’s listing arrangements on the American Stock Exchange and/or New York Stock Exchange; and/or could have other negative consequences, any of which could have an adverse effect on the trading prices of TDS’s publicly traded equity and/or debt and/or on TDS’s business, financial condition or results of operations.

•                       The pending SEC investigation regarding the restatement of TDS’s financial statements could result in substantial expenses, and could result in monetary or other penalties.

•                       The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from handsets, wireless data devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices such as pacemakers, could have an adverse effect on TDS’s wireless business, financial condition or results of operations.

•                       TDS’s assets are concentrated in the U.S. telecommunications industry.  As a result, its results of operations may fluctuate based on factors related entirely to conditions in this industry.

•                       As TDS continues to implement its strategies, there are internal and external factors that could impact its ability to successfully meet its objectives.

•                       Any of the foregoing events or other events could cause revenues, customer additions, operating income, capital expenditures and/or any other financial or statistical information to vary from TDS’s forward estimates by a material amount.

•                       The market prices of TDS’s Common Shares and Special Common Shares are subject to fluctuations due to a variety of factors.

•                       Certain matters, such as control by the TDS Voting Trust and provisions in the TDS Restated Certificate of Incorporation, may serve to discourage or make more difficult a change in control of TDS.

You are referred to a further discussion of these risks as set forth under “Risk Factors” in TDS’s Annual Report on Form 10-K for the year ended December 31, 2005, as updated by subsequently filed Quarterly Reports on Form 10-Q. TDS undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.